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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 ARI FINANCIAL SERVICES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

911 MAIN STREET SUITE 2222
           (No. and Street)

KANSAS CITY	MISSOURI	64105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 A. RANDAL BURCH   (816) 842-4660
                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE LLC

       (Name – if individual, state last, first, middle name)

1310 CARONDELET DRIVE, SUITE 333	KANSAS CITY	MISSOURI	64114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___A. RANDAL BURCH_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___ARI FINANCIAL SERVICES, INC._____ , as
of __DECEMBER 31_____, 20_07____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

```
DONNA DRIVER
Notary Public - Notary Seal
State of Missouri
Commissioned for Platte County
My Commission Expires: April 11, 2011
Commission Number: 07485985
```

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ARI FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
ARI Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of ARI Financial Services, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARI Financial Services, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane

February 25, 2008

ARI FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$13,541
Receivables from non-customers	14,467
Prepaid income taxes	571
	$28,579

LIABILITIES AND STOCKHOLDER'S EQUITY

Income taxes payable		$ 60
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares		
authorized, 1,250 issued and outstanding	1,250	
Additional paid-in capital	12,083	
Retained earnings	15,186	28,519
		$28,579

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the year ended December 31, 2007

Revenues (Note 1):	
Commissions	$1,348,948
Other	41,212
Interest income	2,213
	1,392,373
Expenses:	
Commissions	1,063,112
Administration (Note 3)	304,886
Professional services	6,307
Training	5,500
Registration fees and bonding	1,405
Other expenses	3,201
	1,384,411
Income before taxes	7,962
Income taxes (Note 1)	815
Net income	$ 7,147

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$1,250	$12,083	$ 8,039	$21,372
Net income	-	-	7,147	7,147
Balance, December 31, 2007	$1,250	$12,083	$15,186	$28,519

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 7,147
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(14,467)
Increase in prepaids	(563)
Decrease in income taxes payable	(3,191)
Net cash used by operating activities	(11,074)
Cash at beginning of year	24,615
Cash at end of year	$ 13,541
Supplemental disclosures:	
Taxes paid during the year	$ 2,240
Interest paid during the year	$ -

See the accompanying notes.

ARI FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1. **Summary Of Significant Accounting Policies**

   Business activity

   ARI Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is in the general securities business located in Kansas City, Missouri.

   Securities and commission transactions

   Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

   Concentrations

   Financial instruments

   Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits.

   The Company records commissions receivable from the sale of securitized tenant-in-common interests at the closing date of the program.

   Major customer

   The Company was formed to act exclusively as the dealer/manager for the sale of securitized tenant-in-common interests in real estate properties issued by Argus Realty Investors LP.

   Income taxes

   Current and deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. There are no deferred taxes at December 31, 2007.

   The current provision for income taxes consists of the following:

Federal	$535
State and local	280
	$815

1. Summary Of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $13,481 which was $8,481 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was .0045 to 1.

3. Related Party Transactions

Employees, office space and other administrative services are provided to the Company by Burch & Company, Inc., which is 100% owned by the majority shareholder of the Company. During 2007, the Company reimbursed Burch & Company, Inc. $304,886 for these costs.

SUPPLEMENTARY INFORMATION

ARI FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

December 31, 2007

1. <u>Computation of net capital under rule 15c3-1</u>

Total stockholder's equity	$ 28,519
Nonallowable assets	(15,038)
Net capital	13,481
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	5,000
Excess net capital	$ 8,481
Aggregate indebtedness: Total liabilities	$ 60
Ratio: Aggregate indebtedness to net capital	.0045 to 1

2. Computation for determination of reserve
   <u>requirements under rule 15c3-3</u>

   The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control
   <u>requirements under rule 15c3-3</u>

   The Company has complied with the exemptive requirements of rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

4. <u>Reconciliation pursuant to rule 17a-5(d)(4)</u>

Net capital per December 31, 2007 Form X-17A-5	$ 13,369
Miscellaneous audit adjustments (net)	112
Net capital per 1. above	$ 13,481

Cudney, Ecord, McEnroe & Mullane L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
ARI Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of ARI Financial Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cudney, Ecord, McEnroe & Williams

February 25, 2008

END